EntrepreneurShares Series Trust
40 Grove Street
Wellesley Square, MA 02482

                                           November 4, 2010

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: John Grzeskiewicz, Senior Counsel

Re:	EntrepreneurShares Series Trust — File Nos.: 333-168040 and 811-22436
Registration Statement on Form N-1A

Dear Mr. Grzeskiewicz:

On November 4, 2010, EntrepreneurShares Series Trust (the “Trust”) filed Pre-Effective Amendment No. 2 to a registration statement on Form N-1A (the “Registration Statement”) with respect to shares of its series, EntrepreneurShares Global Fund (the “Fund”).  The Fund hereby seeks acceleration of the effective date of the Registration Statement as set forth below.

The Trust hereby requests acceleration of the effective date of the Registration Statement to November 5, 2010.

In support of its request for acceleration, the Trust acknowledges that:

1.           Should the Securities and Exchange Commission (the “SEC”) or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.           The action of the SEC or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Trust of responsibility for the adequacy and accuracy of the filing; and

3.           The Trust will not assert the staff's acceleration of the effective date of the filing as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

Very truly yours,

EntrepreneurShares Series Trust,
on behalf of its series,
EntrepreneurShares Global Fund

By: /s/ David Cragg
        David Cragg
Secretary

Rafferty Capital Markets, LLC
59 Hilton Avenue
Garden City, NY 11530

                                         November 4, 2010

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: John Grzeskiewicz, Senior Counsel

Re:	EntrepreneurShares Series Trust (the “Trust”) — File Nos.: 333-168040 and 811-22436
Registration Statement on Form N-1A

Dear Mr. Grzeskiewicz:

The undersigned, as distributor of the shares of EntrepreneurShares Global Fund, a series of the Trust (the “Fund”), hereby joins in the request of the Trust that the effective date of the Trust’s registration statement relating to the Fund’s shares be accelerated to November 5, 2010.

Very truly yours,

Rafferty Capital Markets, LLC

By: /s/ Thomas A. Mulrooney

Name: Thomas A. Mulrooney

Title: President